Exhibit 99.6

CONTRIBUTION AGREEMENT

This Contribution Agreement is dated as of December 15, 2017, by and among Elemetal, LLC, a Delaware limited liability company (“Elemetal”) and Truscott Capital, LLC, a Delaware limited liability company (“Truscott”).

RECITALS:

WHEREAS, Truscott is a company formed prior to the date hereof, and is wholly owned by Elemetal; and

WHEREAS, Elemetal desires to contribute and assign, transfer, convey and deliver to Truscott all of Elemetal’s right, title and interest in, to and under all of the shares of capital stock of DGSE Companies, Inc. (“DGSE”) held in Elemetal’s name, as well as all of Elemetal’s contractual rights and options to acquire additional DGSE stock (collectively, the “Contributed Assets”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Elemetal and Truscott agree as follows:

1.	Elemetal hereby contributes to Truscott as of the date hereof (the “Contribution Date”), all of Elemetal’s right, title and interest in, to and under the Contributed Assets.

2.	The consummation of the contribution of the Contributed Assets (the “Closing”) will occur on the Contribution Date at the offices of Elemetal. At the Closing, Elemetal will deliver an Assignment Agreement effecting the transfer of the Contributed Assets to Truscott.

IN WITNESS WHEREOF, the parties have executed this Contribution Agreement effective as of the date first above written.

Elemetal, LLC

By:	/s/ William LeRoy
Name:	William LeRoy
Title:	CEO

Truscott Capital, LLC

By:	/s/ Sam Lewis
Name:	Sam Lewis
Title:	Manager

ASSIGNMENT AGREEMENT

This Assignment Agreement, dated December 15, 2017, is entered into by and between Elemetal, LLC, a Delaware limited liability company (“Contributor”) and Truscott Capital, LLC, a Delaware limited liability company (“Truscott”), and is being delivered pursuant to that certain Contribution Agreement between the Contributor and Truscott dated December 15, 2017 (the “Contribution”).

For good and valuable consideration as set forth in the Contribution, the receipt and sufficiency of which are hereby acknowledged, effective as of the date hereof:

1.        Transfer. Contributor hereby transfers, assigns, conveys and delivers to Truscott all of Contributor’s right, title and interest in and to the shares of capital stock of DGSE Companies, Inc. (“DGSE”) held in Contributor’s name, as well as all of Contributor’s contractual rights and options to acquire additional DGSE stock (collectively, the “Contributed Assets”), free and clear of all Liens. Truscott hereby accepts and acquires from Contributor such Contributed Assets.

2.        Further Assurances. If Contributor or Truscott consider or are advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm ownership (of record or otherwise) in Truscott (or its designee), its right, title or interest in, to or under any or all of the Contributed Assets, then Contributor or Truscott, as the case may be, will execute and deliver all such deeds, bills of sale, instruments of conveyance, assignments and assurances and take and do all such other actions and things as may be reasonably requested by Contributor or Truscott, as the case may be, in order to vest, perfect or confirm any and all right, title and interest in, to and under such Contributed Assets in Truscott (or its designee).

3.        Governing Law. The validity and construction of this agreement will be governed by the internal laws of the State of Delaware without regard to principles of conflict of laws that would require the application of another jurisdiction’s laws.

IN WITNESS WHEREOF, the undersigned have caused this Assignment Agreement to be executed effective as of the date first written above.

Elemetal, LLC

By:	/s/ William LeRoy
Name:	William LeRoy
Title:	CEO

Truscott Capital, LLC

By:	/s/ Sam Lewis
Name:	Sam Lewis
Title:	Manager